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                               June 1, 2023

       Steven Dunn
       President and Chief Executive Officer
       abrdn Palladium ETF Trust
       1900 Market Street, Suite 200
       Philadelphia, PA 19103

                                                        Re: abrdn Palladium ETF
Trust
                                                            Registration
Statement on Form S-3
                                                            Filed May 18, 2023
                                                            File No. 333-272037

       Dear Steven Dunn:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed May 18, 2023

       Risks Related to Palladium, page 6

   1. Please revise this section to add a new risk factor that specifically addresses, qualitatively and quantitatively, the
changes in palladium's price over the last year.
 Steven Dunn
FirstName  LastNameSteven
abrdn Palladium ETF Trust Dunn
Comapany
June 1, 2023Nameabrdn Palladium ETF Trust
June 1,
Page 2 2023 Page 2
FirstName LastName
General Risks, page 12

2. Please revise the risk factors in this section to include revised disclosure that;
             discusses how the 2022 London Platinum and Palladium Market's suspension of
             Russian palladium refiners' accreditation has actually impacted the palladium market;
             explains whether and how Russia's production levels have impacted palladium prices subsequent to the suspension; and
             better explains how the inclusion of disclosure related to gold and silver, for example on page 13, is relevant to the risks to the palladium markets. Platinum Group Metals, page 14

3. Please update the discussion and table on this page to include information and figures through 2022 and into 2023.
Historical Chart of the Price of Palladium, page 16

4. We note your chart that shows the price per ounce of palladium through 2022 and the discussion in your final paragraph regarding palladium's price changes in 2022. Please revise this section to add additional, more timely disclosure about palladium's prices in
         2023 and how they compare to your discussion of pricing in previous years. Include quantitative and qualitative disclosures that address the more recent price declines and the reasons for the declines.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Envall at (202) 551-3234 or John Dana Brown at (202) 551-3859 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets